United States Securities and Exchange Commission
Washington, DC
Mail stop 4-6
RE:   Gondwana Energy Ltd.
         Registration Statement on Form 10-SB
         Comments to Amendment #1
         File No. 0-51203

ITEM 1. DESCRIPTION OF BUSINESS

Amended Disclosure: Page 3, paragraph 1

During 2002, we sold our sole property interest in New Zealand, a 20% participating interest in the onshore Taranki Basin, North Island Permit 38723, to a related company TAG Oil Ltd. for consideration equal to past costs plus a 10% premium totaling $46,200. Subsequent to the sale we wound up our wholly owned New Zealand subsidiary associated with the interest.

ITEM 1. DESCRIPTION OF BUSINESS

Amended Disclosure: Page 4, paragraph 5

Our business plan is limited in scope and we intend to derive all of our revenue from a discovery of commercial quantities of hydrocarbons. Specifically, discovering sufficient quantities of hydrocarbons to warrant their profitable development.

NEW ZEALAND PETROLEUM EXPLORATION PERMITS

Supplemental Disclosure:

Presently we are unable to ascertain specific costs associated with determining our royalty payments under the New Zealand Crown Minerals Act of 1991 in the event of a discovery of hydrocarbons. Our disclosure in amendment one regarding accounting fees and expenses was made in an effort to fully inform investors that additional charges would likely arise in the event of a discovery. We have included additional disclosure to inform investors that uncertainty exists as to the precise amount of costs associated therewith.

Amended Disclosure: Page 6, paragraph 3

The obligation to determine royalties payable may require additional accounting staff and expenses. Presently, we cannot ascertain the extent of these expenses but anticipate additional costs to collect and maintain sufficient records and to calculate the royalties payable on a quarterly and annual basis.

ITEM 2. PLAN OF OPERATIONS

Amended Disclosure: Page 11, paragraph 5

Play type refers to a conceptual model for a hydrocarbon accumulation used by explorationists to develop prospects in a basin, region or trend.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS

Supplemental Disclosure:

Mr. O'Byrne resigned March 9th, 2005. During his tenure as the company's President and sole director he secured new management and hired new and additional professional service providers, including legal counsel, auditors, bankers and transfer agent. He also initiated and undertook a corporate reorganization. Upon completion of these tasks he resigned his position to devote himself to other similar business endeavors.

Mr. Johnson resigned on March 8th, 2004. He resigned his position to focus his attention on other business interests.

ITEM 6. EXECUTIVE COMPENSATION

Amended Disclosure: Page 15, paragraph 2

On April 2, 2004, the Company issued a total of 2,116,667 common shares to Rory O'Byrne our President at that time for cash consideration of $12,700 at $0.006 per share and for services consideration of $50,000 at $0.024 per share for a total amount of $62,700.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Amended Disclosure: Page 15, paragraph 5

During the year ended September 30, 2003 we wound up our wholly owned New Zealand subsidiary. $4,273 in accounting fees remained owing by our subsidiary to Indo Pacific Energy Ltd., a joint venture partner and operator on permit 38723. Indo Pacific Energy forgave the debt outstanding. At the time Garth Johnson was a director of Gondwana Energy and Indo Pacific Energy.

FINANCIAL STATEMENTS

Amended Disclosure: Face of financial statements, page 28

RESTATED FINANCIAL STATEMENTS

FINANCIAL STATEMENTS

Amended Disclosure: Interim financial statements, page 23-27

GONDWANA ENERGY, LTD.
(An Exploration Stage Company)
BALANCE SHEETS

	March 31	December 31
	2005,	2004,
	(unaudited)	(audited)

		(Restated - Note 3)
ASSETS
Current Assets

Cash	$ 60,534	$ 68,578

TOTAL ASSETS	$ 60,534	$ 68,578

LIABILITIES

Current Liabilities
Accounts payable	$ 5,865	$ 3,785
Accrued Liabilities	-	3,600

Total Liabilities	5,865	7,385

STOCKHOLDERS' EQUITY

Authorized: 100,000,000 shares, $0.00001 par value

Issued and outstanding: 3,216,646 shares
(December 31, 2004: 4,216,646 shares)	32	42

Additional paid-in capital	172,668	173,658

Donated Capital	16,200	8,000

Deficit accumulated during the exploration stage	(134,231)	(120,507)

TOTAL STOCKHOLDERS' EQUITY	54,669	61,193

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 60,534	$ 68,578

See accompanying Notes to the Financial Statements

GONDWANA ENERGY, LTD.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS, unaudited

			Cumulative
			From
	Three	Three	Inception
	months	months	(September 5,
	ended	ended	1997) to
	March 31,	March 31,	March 31,
	2005	2004	2005

			(Restated - Note 3)

REVENUE	$ -	$ -	$ -

GENERAL AND ADMINISTRATIVE EXPENSES
Bank charges	459	72	1,745
Consulting	8,200	-	24,103
Foreign exchange loss	-	-	6,539
Office and administrative services	934	150	29,552
Professional fees	3,465	-	20,391
Rent	140	750	3,140
Stock-based compensation	-	-	50,000
Transfer agent and filing fees	570	2,303	12,276

	13,768	3,275	147,746

NET OPERATING LOSS	(13,768)	(3,275)	(147,746)

OTHER INCOME AND (EXPENSES)
Gain on sale of oil and gas property	-	-	10,745
Interest income	44	138	10,288
Recovery of expenses	-	-	4,982
Write-down of incorporation cost	-	-	(12,500)

Net loss	$ (13,724)	$ (3,137)	$ (134,231)

Basic and diluted net loss per share	$ (0.00)	$ (0.00)

Weighted average shares outstanding	3,905,556	2,100,000

See accompanying Notes to the Financial Statements

GONDWANA ENERGY, LTD.
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY, unaudited

From December 31, 2004 to March 31, 2005:

					Deficit
					Accumulated
					During the	Total
	Common Stock		Additional Paid-	Donated	exploration	Stockholders'

	Shares	Amount	In Capital	Capital	Stage	Equity(Deficiency)

					(Restated - Note 3)	(Restated - Note 3)

Balance on December 31, 2004	4,216,667	$ 42	$ 173,658	$ 8,000	$ (120,507)	$ 61,193

Rounding of fractional shares in connection with stock consolidation	(21)	-	-	-	-	-

Repurchase of common stock for cash at $0.001 per share	(1,000,000)	(10)	(990)	-	-	(1,000)

Donated capital	-	-	-	8,200	-	8,200

Net loss for the period	-	-	-	-	(13,724)	(13,724)

Balance March 31, 2005	3,216,646	$ 32	$ 172,668	$ 16,200	$ (134,231)	$ 54,669

See accompanying Notes to the Financial Statements

GONDWANA ENERGY, LTD.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS, unaudited

			Cummulative
			From
	Three	Three	Inception
	months	months	(September 5,
	ended	ended	1997) to
	March 31,	March 31,	March 31,
	2005	2004	2005

			(Restated - Note 3)

Net (loss)	$ (13,724)	$ (3,137)	$ (134,231)

Items not representing cash outlay:
Consulting services	8,200	-	16,200
Gain on sale of oil and gas property	-	-	(10,745)
Stock-based compensation	-	-	50,000
Change in non-cash working capital items:
Increase (decreases) in accounts
payable and accrued liabilities	(1,520)	900	5,865

Net cash provided by (used in) operating activities	(7,044)	(2,237)	(72,911)

INVESTING ACTIVITIES
Proceeds from sale of oil and gas property	-	-	46,200
Oil and gas property acquisition costs	-	-	(2,846)
Oil and gas exploration expenditures	-	-	(22,609)

Net Cash provided by investing activities	-	-	20,745

FINANCING ACTIVITIES
Stock buy-back	(1,000)		(2,000)
Proceeds from issuance of common stock	-	-	114,700

Net Cash provided by (used in) financing activities	(1,000)	-	112,700

Increase (decrease) in cash and cash equivalents	(8,044)	(2,237)	60,534
Cash and cash equivalent - beginning of the year	68,578	61,921	-

Cash and cash equivalent - end of the year	$ 60,534	$ 59,684	$ 60,534

See accompanying Notes to the Financial Statements

GONDWANA ENERGY, LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS, unaudited
MARCH 31, 2005

NOTE 3 - RESTATEMENT OF FINANCIAL STATEMENTS

The accounts as at December 31, 2004 and September 30, 2004 and for the three month period ended December 31, 2004 and the year ended September 30, 2004 have been restated to recognize an error in the accounting for the services provided by the Company's President.

The statements of operations were restated during the three month period ended December 31, 2004 and the year ended September 30, 2004 to reflect an increase in consulting services expenses and stock-based compensation expenses, and a corresponding increase in net loss and ending deficit, in the total amounts of $6,000 and $50,000 respectively, and to reflect an increase in the net loss per share of $0.00 and $0.02 during the same periods. The shareholders' equity accounts were restated as at December 31, 2004 and September 30, 2004 to reflect an increase to donated capital of $8,000 and $5,000 respectively and a decrease in deferred stock-based compensation of $42,000 and $45,000 to $nil and $nil respectively.

FINANCIAL STATEMENTS

Amended Disclosure: Face of financial statements, page 30-35

GONDWANA ENERGY, LTD.
(An Exploration Stage Company)
BALANCE SHEETS

As at	December 31, 2004	September 30, 2004	September 30, 2003

	(Restated)	(Restated)

ASSETS

Current Assets
Cash	$68,578	$69,023	$62,418

TOTAL ASSETS	$68,578	$69,023	$62,418

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities (Note 3 a))	$7,385	$3,080	$-

TOTAL LIABILITIES	7,385	3,080	-

STOCKHOLDERS' EQUITY

Common stock (Note 4) Authorized: 100,000,000 shares, $0.00001 par value Issued and outstanding: 4,216,667 shares (September 30, 2004: 4,216,667 shares and September 30, 2003: 2,100,000 shares)	42	42	21

Additional paid-in capital	173,658	173,658	110,979

Donated capital (Note 5)	8,000	5,000	-

Deficit accumulated during the exploration stage	(120,507)	(112,757)	(48,582)

TOTAL STOCKHOLDERS' EQUITY	61,193	65,943	62,418

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$68,578	$69,023	$62,418

NOTE 1 - INCORPORATION, NATURE AND CONTINUANCE OF OPERATIONS

See accompanying Notes to the Financial Statements

GONDWANA ENERGY, LTD.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS

				Cumulative
				from
				Inception
	Three Months			(September 5,
	Ended	Years Ended		1997) to
	December 31,	September 30,		December 31,
	2004	2004	2003	2004

	(Restated)	(Restated)		(Restated)

REVENUE	$-	$-	$-	$-

GENERAL AND ADMINISTRATIVE EXPENSES
Bank charges	70	234	219	1,286
Consulting services (Note 5)	3,000	5,000	-	15,903
Foreign exchange	-	-	-	6,539
Office and administrative services	150	450	1,834	28,618
Professional fees	3,600	3,060	-	16,926
Rent	750	2,250	-	3,000
Stock-based compensation (Note 4)	-	50,000	-	50,000
Transfer agent and filing fees	185	3,508	1,199	11,706

	7,755	64,502	3,252	133,978

NET OPERATING LOSS	(7,755)	(64,502)	(3,252)	(133,978)

OTHER INCOME AND (EXPENSES)
Gain on sale of oil and gas property	-	-	-	10,745
Interest income	5	327	657	10,244
Recovery of expenses	-	-	4,982	4,982
Write-down of incorporation costs	-	-	-	(12,500)

NET (LOSS) INCOME	$(7,750)	$(64,175)	$2,387	$(120,507)

BASIC NET (LOSS) INCOME PER SHARE	$(0.00)	$(0.00)	$0.00

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	4,216,667	3,134,907	2,100,000

See accompanying Notes to the Financial Statements

GONDWANA ENERGY, LTD.
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY

From Inception (September 5, 1997) to December 31, 2004:

	Common Shares	Stock Amount	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total Stockholders' Equity (Deficiency)

				(Restated)	(Restated)
		$	$	$	$

Balance, September 5, 1997	-	-	-	-	-

Issuance of common shares for cash at $0.001 per share on September 28, 1997	1,000,000	10	990	-	1,000

Net loss for the period	-	-	-	(2,522)	(2,522)

Balance, September 30, 1997	1,000,000	10	990	(2,522)	(1,522)

Issuance of common shares on acquisition of oil and gas property in New Zealand at $0.10 per share on June 25, 1998	100,000	1	9,999	-	10,000

Issuance of common shares for cash at $0.001 per share on July 8, 1998	1,000,000	10	990	-	1,000

Net loss for the year	-	-	-	(1,246)	(1,246)

Balance, September 30, 1998	2,100,000	21	11,979	(3,768)	8,232

Issuance of common shares for cash at $0.10 per share on November 20, 1998	1,000,000	10	99,990	-	100,000

Repurchase of common shares for cash at $0.001 per share on November 28, 1998	(1,000,000)	(10)	(990)	-	(1,000)

Net loss for the year	-	-	-	(9,569)	(9,569)

Balance, September 30, 1999	2,100,000	21	110,979	(13,337)	97,663

Net loss for the year	-	-	-	(34,290)	(34,290)

Balance, September 30, 2000	2,100,000	21	110,979	(47,627)	63,373

See accompanying Notes to the Financial Statements

GONDWANA ENERGY, LTD.
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY (Continued)

From Inception (September 5, 1997) to December 31, 2004:

	Common Shares	Stock Amount	Additional Paid-in Capital	Donated Captial (Note 4)	Deficit Accumulated During the Development Stage	Total Stockholders' Equity (Deficiency)

					(Restated)	(Restated)
		$	$	$	$	$

Balance, September 30, 2000 (carried forward)	2,100,000	21	110,979	-	(47,627)	63,373

Net loss for the year	-	-	-	-	(14,296)	(14,296)

Balance, September 30, 2001	2,100,000	21	110,979	-	(61,923)	49,077

Net income for the year	-	-	-	-	10,954	10,954

Balance, September 30, 2002	2,100,000	21	110,979	-	(50,969)	60,031

Net income for the year	-	-	-	-	2,387	2,387

Balance, September 30, 2003	2,100,000	21	110,979	-	(48,582)	62,418

Issue of common shares for cash at $0.006 per share and services at $0.024 per share on April 2, 2004 (Note 4)	2,116,667	21	62,679	-	-	62,700

Donated capital	-	-	-	5,000	-	5,000

Net loss for the year	-	-	-	-	(64,175)	(64,175)

Balance, September 30, 2004	4,216,667	42	173,658	5,000	(112,757)	65,943

Donated captial	-	-	-	3,000	-	3,000

Net loss for the period	-	-	-	-	(7,750)	(7,750)

Balance, December 31, 2004	4,216,667	42	173,658	8,000	(120,507)	61,193

See accompanying Notes to the Financial Statements

GONDWANA ENERGY, LTD.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS

				Cumulative
				from
				Inception
	Three Months			(September 5,
	Ended	Years Ended		1997) to
	December 31,	September 30,		December 31,
	2004	2004	2003	2004

	(Restated)	(Restated)		(Restated)

OPERATING ACTIVITIES

Net (loss) income	$(7,750)	$(64,175)	$2,387	$(120,507)

Items not representing cash outlay:
- Consulting services	3,000	5,000	-	8,000
- Gain on sale of oil and gas property	-	-	-	(10,745)
- Stock-based compensation	-	50,000	-	50,000
Change in non-cash working capital items:
- Decrease in accounts receivable	-	-	46,294	-
- Increase (decrease) in accounts payable and accrued liabilities	4,305	3,080	(5,077)	7,385

Net cash provided by (used in) operating activities	(445)	(6,095)	43,604	(65,867)

INVESTING ACTIVITIES
Proceeds from sale of oil and gas property	-	-	-	46,200

Oil and gas property acquisition costs	-	-	-	(2,846)

Oil an gas exploration expenditures	-	-	-	(22,609)

Net cash provided by investing activities	-	-	-	20,745

FINANCING ACTIVITIES
Proceeds from issuance of common shares	-	12,700	-	113,700

Net cash provided by financing activities	-	12,700	-	113,700

(Decrease) increase in cash and cash equivalents	(445)	6,605	43,604	68,578

Cash and cash equivalents - beginning of period	69,023	62,418	18,814	-

Cash and cash equivalents - end of period	$68,578	$69,023	$62,418	$68,578

See accompanying Notes to the Financial Statements

GONDWANA ENERGY, LTD.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS (Continued)

				Cumulative
				from
				Inception
	Three Months			(September 5,
	Ended	Years Ended		1997) to
	December 31,	September 30,		December 31,
	2004	2004	2003	2004

	(Restated)	(Restated)		(Restated)

SUPPLEMENTAL CASH FLOWS INFORMATION
Interest expense	$70	$234	$219	$1,285
Taxes	$-	$-	$-	$-
Foreign exchange loss	$-	$-	$-	$6,539

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING
Purchase of oil and gas property for consideration of 100,000 of the Company's common shares at $0.10 per share	$-	$-	$-	$10,000
Issuance of 2,116,667 common shares for services at $0.024 per share on April 2, 2004	$-	$50,000	$-	$50,000
Donated consulting services	$3,000	$5,000	$-	$8,000

See accompanying Notes to the Financial Statements

FINANCIAL STATEMENTS

Amended Disclosure: Report of independent registered public accounting firm, page 29

As discussed in Note 8 to the financial statements, an error resulting in the understatement of previously reported general and administrative expenses, in the overstatement of deferred stock-based compensation and the recording of additional donated capital was recognized by management of the Company in the period ended March 31, 2005. Accordingly, the accounts as at December 31, 2004 and for the three month period ended December 31, 2004 and the year ended September 30, 2004 have been restated to correct the error.

Vancouver, Canada	"Vellmer & Chang"
February 10, 2005, except with	(formerly "Hoogendoorn Vellmer")
regards to Note 7 which is as at March 3, 2005,	Chartered Accountants
and Note 8, which is as at May 7, 2005

FINANCIAL STATEMENTS

Amended Disclosure: Notes to financial statements, page 41

NOTE 8 - RESTATEMENT OF FINANCIAL STATEMENTS

The accounts as at December 31, 2004 and September 30, 2004 and for the three month period ended December 31, 2004 and the year ended September 30, 2004 have been restated to recognize an error in the accounting for the services provided by the Company's President.

The statements of operations were restated during the three month period ended December 31, 2004 and the year ended September 30, 2004 to reflect an increase in consulting services expenses and stock-based compensation expenses, and a corresponding increase in net loss and ending deficit, in the total amounts of $6,000 and $50,000 respectively, and to reflect an increase in the net loss per share of $0.00 and $0.02 during the same periods. The shareholders' equity accounts were restated as at December 31, 2004 and September 30, 2004 to reflect an increase to donated capital of $8,000 and $5,000 respectively and a decrease in deferred stock-based compensation of $42,000 and $45,000 to $nil and $nil respectively.

GENERAL

Supplemental Disclosure:

We have made a total of 9 amendments to update the registration statement including the accumulated deficit and working capital balances.

Amended Disclosure: Page 4, paragraph 1

As at the end of June 2005 we have an accumulated deficit of $141,546 and we expect to continue incurring operating losses and accumulating deficits until such time that we achieve profitable operations.

Amended Disclosure: Page 7, paragraph 5-7

We have incurred net losses since inception and anticipate that losses will continue. We currently have no oil or gas properties nor have we ever generated any revenue from oil or gas sales. We have no history of earnings and there is no assurance that our business will be profitable. As at June 30, 2005 we have an accumulated deficit of $141,546 and we expect to continue incurring operating losses and accumulating deficits in future periods. We cannot guarantee that we will be successful in generating revenues in the future. A failure to generate revenues will likely cause us to go out of business.

We have limited financial resources and will have to raise additional funds to continue and expand our business. There can be no certainty that market conditions will enable us to raise the funds required. Failure to do so will result in the failure of our business. At the end of our last quarter dated June 30, 2005, we had $47,354 in working capital. Our anticipated expenditures for the period up to March 31, 2006 are approximately $46,000. Any future work program subsequent to March 31, 2006 will require an amount of capital that exceeds our current working capital. We presently do not have sufficient capital to satisfy the expected expenditures, have no revenues and will rely principally on the issuance of common shares to raise funds to finance the expenditures that are expected to be incurred beyond March 31, 2006. There is no assurance that market conditions will enable us to raise funds when required, and any additional equity financing will likely be dilutive to existing shareholders. Should we fail to raise additional funds, we will be unable to carry out our plan of operations after March 31, 2006. (See ITEM 2 - PLAN OF OPERATIONS)

Based upon our financial position our auditor has expressed doubt about our ability to continue as a going concern. We will be unable to continue as a going concern if we are unable to earn sufficient revenues from operations or to raise additional capital through debt or equity financings to meet our future capital obligations. As of June 30, 2005 we have working capital of $47,354, sufficient to finance our current capital requirements until March 31, 2006. If we do not raise the capital required to carry out our plan of operations after March 31, 2006, we will be unable to continue as a going concern and you may lose your entire investment.

Amended Disclosure: Page 11, paragraph 5

We have experienced losses in each fiscal period reported on. As of June 30, 2005, we had $47,354 in working capital, consisting of $56,954 in cash and $9,600 in debt.

Amended Disclosure: Page 11, paragraph 6

During the last three fiscal periods ended December 31, 2004 and the first six months of 2005, a cumulative total of $45,554 was spent on consulting services, auditing, legal, and general office and administrative expenses.

Amended Disclosure: Page 13, paragraph 1

The following table sets forth, as of July 6, 2005, the beneficial shareholdings of persons or entities holding five per cent or more of our common stock, each director individually, each named executive officer and all of our directors and officers as a group.

Amended Disclosure: Page 16, paragraph 1

Our authorized capital is 100,000,000 common shares of which 3,216,646 common shares are issued and outstanding as of July 6, 2005. All of our common stock, issued and unissued, is of the same class and ranks equally as to dividends, voting powers and participation in our assets on a winding-up or dissolution.

Amended Disclosure: Page 16, paragraph 4

However, approximately 96,783,354 million common stock shares are authorized but unissued as of July 6, 2005.

Amended Disclosure: Page 18, paragraph 1

Calendar Quarter		High Bid[1]	Low Bid[1]
2005
	First Quarter	0.30	0.06
	Second Quarter	0.30	0.06

Amended Disclosure: Page 18, paragraph 2

At July 6, 2005, there were 3,216,646 common shares issued and outstanding.

At July 6, 2005, there were 47 holders of record plus common shares held by brokerage clearing houses, depositories or otherwise in unregistered form.

SIGNATURES

Amended Disclosure: Face of financial statements, page 28

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Gondwana Energy Ltd.

Date: July 11, 2005      By: /s/ Cameron Fink
                                                 Cameron Fink,
                                                 Chief Executive Officer, Chief Financial Officer, and Principal Accounting Officer